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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2006
 GENESYS S.A.
(Exact name of registrant as specified in its charter)

L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
 (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

        On January 27, 2006, Genesys Conferencing signed an Amended and Restated Facility Agreement and certain related agreements, each of which is attached as an Exhibit to this Form 6-K.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 27, 2006

GENESYS SA
By:	/s/ FRANÇOIS LEGROS
Name: François Legros Title: Chairman and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit	Description
99.1	Amended and Restated Facilities Agreement, dated January 27, 2006 among Genesys S.A., Genesys Conferencing, Inc., BNP Paribas (as Agent and Security Agent), the Lenders named therein and BNP Paribas, CIBC World Markets PLC and Fortis Bank N.V./S.A. (as Arrangers)
99.2
French Amended and Restated First Demand Guarantee, dated January 27, 2006, by Genesys S.A. in favor of BNP Paribas (as Security Agent) in its name and on behalf of the Lenders named in Exhibit 1, the Amended and Restated Facilities Agreement
99.3	U.S. Amended and Restated Security and Pledge Agreement, dated January 27, 2006, between Genesys Conferencing, Inc. and BNP Paribas (as Security Agent)
99.4	Swedish Amended and Restated Pledge Over Shares Agreement, dated January 27, 2006, between Genesys S.A. and BNP Paribas (as Security Agent)
99.5	U.K. Pledge Confirmation, dated January 27, 2006 between Genesys S.A. and BNP Paribas (as Security Agent)

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SIGNATURES
INDEX TO EXHIBITS